Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Christiana Bank & Trust Company
Filer’s Commission File No.: 000-22537-01

[Text of June 25, 2007 E-Mail Sent to National Penn Bancshares, Inc.’s Employees]

National Penn is pleased to announce the acquisition of Christiana Bank & Trust Company of Delaware. Our pending merger will add high growth trust and wealth management businesses, along with adding our first banking operation in the state of Delaware.

Christiana Bank & Trust Company is a State of Delaware chartered banking corporation headquartered in Greenville, Delaware.  Delaware’s favorable tax and legal environment make it an attractive place to do business.  As of March 31, 2007, Christiana Bank & Trust had $166 million in assets, $143 million in deposits and $2.8 billion in trust assets under administration. Christiana provides personal and commercial banking as well as trust and asset management services from office locations in Greenville and Wilmington, Delaware.

This transaction will accomplish three important goals of National Penn’s balanced growth strategy:

1.	It will add another business with strong growth characteristics to our franchise.
2.	It will contribute to our longstanding efforts at diversifying our revenue base.
3.	It will gain us a geographic presence in Delaware, a demographically attractive region immediately adjacent to National Penn’s existing coverage areas.

National Penn is committed to continued growth and financial success through both acquisitions and by building stronger customer relationships through our promise to go beyond the expected to fulfill our customers’ dreams.

National Penn will conduct a Webcast tomorrow morning, Tuesday, June 26, 2007 beginning at 9:30 a.m.  We will post the presentation and accompanying script on the company intranet at the conclusion of the Webcast.

For more information, please visit the company intranet:  http://intranet/sites/everyone

Additional Information About This Transaction:

National Penn Bancshares intends to file a registration statement on Form S-4 in connection with the transaction, and together with Christiana Bank & Trust, intends to mail a proxy statement/prospectus to Christiana Bank & Trust shareholders in connection with the transaction. Shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when it is available) as well as other filings containing information about National Penn Bancshares, at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn Bancshares or Christiana Bank & Trust, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Chris J. Cusatis
Corporate Secretary	Senior Vice President and Chief Financial Officer
National Penn Bancshares, Inc.	Christiana Bank & Trust Company
Philadelphia and Reading Avenues	3801 Kennett Pike
Boyertown, PA 19512	Greenville, DE 19807
(610) 369-6202	(302) 888-7730